Mail Stop 4561

November 20, 2008

David W. Cathell
Senior Vice President and Chief Financial Officer
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325-3129

    Re: **ACNB Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2007
           Form 10-Q for the Quarterly Period Ended March 31, 2008
           Form 10-Q for the Quarterly Period Ended June 30, 2008
             (File No. 000-11783)

Dear Mr. Cathell:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Kathryn McHale
                          Staff Attorney